Exhibit 10.41

The WhiteWave Foods Company Director Compensation Policy

(effective January 1, 2013)

The WhiteWave Foods Company (“WhiteWave”) provides the compensation described below to its non-employee directors. WhiteWave’s directors who are full-time employees of WhiteWave or Dean Foods Company receive no additional compensation for service as a WhiteWave director.

Cash and Equity Retainers

Annual Retainer:

•	$100,000, payable quarterly in arrears in cash on a pro rata basis.

•	WhiteWave equity with a value of $120,000, which may be granted as stock options or restricted stock units (“RSUs”), or a combination of both, at the election of the director so compensated.

Lead Director Retainer: The non-employee director appointed as the lead director, if applicable, shall receive an additional annual cash retainer of $25,000, payable quarterly in arrears in cash on a pro rata basis.

Committee Chair Retainer: The non-employee director appointed as the Chairperson of each of the Audit, Governance, and Compensation Committees shall receive an additional annual cash retainer, paid quarterly in arrears on a pro rata basis, of:

•	Audit Committee: $15,000

•	Compensation Committee: $15,000

•	Governance Committee (or any other Committee of the Board): $10,000

Meeting Fees: If a non-employee director participates (in person or via teleconference), in any calendar year, in more than eight (8) meetings of the Board or more than eight (8) meetings of any Committee on which a non-employee director is appointed, then the non-employee director shall receive an additional cash retainer of $2,000 per each Board or each Committee meeting in excess of eight (8) in which he or she participates. Committee meetings will not be aggregated to determine additional compensation; rather, each individual Committee will be subject to the eight meeting standard.

Terms of Equity Awards

Written elections with respect to the form in which each director desires to receive his or her annual compensation will be solicited from directors annually.

All or any portion of the compensation that otherwise would be paid to a director in cash (other than “Meeting Fees,” if any) may, at the written election of the director, be taken in the form of restricted stock awards (the “RSAs”) with a value equal to 150% of the amount of the cash retainer specified by the director. If a director makes this election, he or she will receive shares of restricted stock with a value equal to 150% of the cash amount owed to him or her, determined as of the last day of the applicable quarter based on the average closing price of WhiteWave Class A common stock over the last 30 trading days of the quarter.

RSUs will vest pro rata  1/3 on each of the first, second, and third anniversaries of the grant date.

Stock options will vest in full on the grant date.

RSAs will vest pro rata  1/3 on the grant date, and  1/3 on each of the first and second anniversaries of the grant date. Unvested RSAs have full voting and distribution rights from the date of grant.

Equity awards granted to non-employee directors will be issued pursuant to the 2012 Stock Incentive Plan and will be subject to the terms and conditions of such Plan and the applicable award notices and agreements.

Medical Benefits

After completion of the spin-off of WhiteWave from Dean Foods, it is expected that non-employee directors will be eligible for medical benefits under WhiteWave’s health and welfare plans and these plans will be made available to them without subsidy on the part of WhiteWave.

2